UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: 2003 SECOND QUARTER REPORT FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND NEWS RELEASES FOR THE MONTH OF JULY 2003

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC.

 (Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRIANT TECHNOLOGIES INC.

2003 SECOND QUARTER REPORT

Three months and six months ended June 30, 2003

TRIANT TECHNOLOGIES INC.

2003 SECOND QUARTER REPORT

Three months and six months ended June 30, 2003

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers to improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWare®, a complete equipment health monitoring and advanced fault detection software solution. Leading semiconductor companies are using ModelWare to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

Corporate Profile

Letter to Shareholders

Management’s Discussion and Analysis

Consolidated Financial Statements

Corporate Directory and Other Information

TRIANT TECHNOLOGIES INC.

2003 Second Quarter Report

Three months and six months ended June 30, 2003

LETTER TO SHAREHOLDERS

Second Quarter 2003 Operational Results

Triant’s revenue for the first six months of 2003 was $2.5 million compared to $3.4 million for the first six months of 2002, while operating losses were $1.7 million compared to $2.0 million. The weak world economy and semiconductor industry for the past two years have reduced capital spending and have lengthened the Company’s sales cycle in some cases. For example, a new order for $0.8 million that Triant had anticipated for the second quarter was received subsequent to quarter-end. The Company believes the demand for APC (Advanced Process Control) products and services will continue to increase on a year-over-year basis as customers realize their benefits. Research and development expenses were lowered to $1.9 million from $3.0 million, primarily reflecting the Company’s transition during 2002 away from using outsourced software development services. The net loss increased to $2.4 million from $2.2 million due to foreign exchange losses on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first half of 2003. We remained financially strong with cash resources of $8.5 million at quarter-end.

We estimate our break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all our sales are conducted in U.S. dollars and our expenses are primarily in Canadian dollars, it should be noted that a stronger Canadian dollar has the effect of making it more challenging to reach this break-even point.

We are making good progress in our market development activities, which include opening up new accounts and further strengthening our relationships with key existing accounts. We are currently deployed on over 3,000 pieces of equipment which we believe clearly puts us in a leading position amongst APC vendors.

We continue to focus on securing fab-wide licenses for ModelWare and during the second quarter we were successful in obtaining a fab-wide license at one of our European customers. We also anticipate entering into several other fab-wide licenses in the near term. In addition, we received our first order from a foundry and we continue to be positive about our opportunities in Korea, Japan and Taiwan.

We completed three successful evaluations in the second quarter – all in Asia. We have received orders from two of these and we are expecting to receive an order from the third in the near term.

Despite the industry uncertainty, our customers are cautiously deploying APC solutions to provide them with a competitive advantage in the area of advanced manufacturing. We are seeing more and more focus from our customers on fab-wide deployments as they realize the benefits of our solution.

Subsequent to the end of the second quarter, we announced a new product – the SP-100. The SP-100 is a high-reliability, small foot print computer and associated software, which is designed to provide easy access to a broad variety of equipment data, enabling high value-added solutions such as Advanced Fault Detection and e-Diagnostics. The SP-100 can be tightly integrated as part of Triant’s ModelWare Equipment Health Monitoring System, to provide a high-value solution to increase fab yield and equipment utilization. We expect the SP-100 and its derivatives to be an important component in further penetrating the Japanese market.

Our growth strategy is to focus on the semiconductor industry and develop a sustainable and profitable business in this industry segment. In addition, we are cautiously exploring opportunities in other vertical markets where our technology can be used.

One such market is psychometrics, which we define as the ability to measure and classify human characteristics. Triant’s Psychometric Division has successfully introduced its C-RASTM product into the corrections industry within the United States. C-RAS stands for Corrections Risk Assessment System and is a state-of-the-art software tool, which uses Triant’s proprietary modeling technology to provide corrections agencies with valuable risk assessment information on offenders. While still at a very early stage of adoption, we have seen many states express considerable interest in C-RAS within their Department of Corrections.

Our vision remains the same – building a global business centered on our core competencies and unique technology.

Key Fiscal 2003 Operational Objectives

Triant is well positioned for continued growth in 2003. Although the second quarter in 2003 represented a lower revenue performance than the second quarter of 2002, we believe Triant can increase revenue in 2003 by meeting the following objectives:

•

Expanding deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are in-progress

•

Aggressively pricing ModelWare for fab-wide deployment

•

Continuing to build an excellent global sales, support and service organization

•

Focusing our Applications Engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

•

Enhancing ModelWare; developing new and complementary products aimed at the semiconductor industry; and cautiously exploring new vertical markets

Outlook

We continue to work diligently to provide our global customers with fab-wide solutions to improve the effectiveness of their wafer processing equipment. We believe that the unfolding migration to 300mm fabrication plants will be a key catalyst for broad APC adoption.

Semiconductor manufacturers are increasingly interested in implementing fab-wide APC solutions, rather than smaller quantities of licenses; it is not unusual for a manufacturer to plan for multiple fab-wide licenses. The market is now maturing, and our customers want to buy a standard product and have it implemented quickly and effectively, so that they can enjoy the benefits of APC. There are encouraging signs that APC will become a manufacturing standard in the semiconductor industry.

Our outlook for the remainder of 2003 continues to be positive, as we believe Triant is the industry leader in terms of the number of fault detection licenses implemented. Our increasing deployments of ModelWare licenses globally indicate that there is a growing demand for this technology from the leading semiconductor manufacturers.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

TRIANT TECHNOLOGIES INC.

2003 SECOND QUARTER REPORT

Three months and six months ended June 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2002 and the unaudited interim consolidated financial statements and notes thereto for the six months ended June 30, 2003. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 7 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The nature of operations is outlined within Note 1 to the Company’s annual audited consolidated financial statements. The Company develops, markets and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company’s revenue is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the Company’s revenue and receivables is denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the consolidated statements of operations.

The Company’s principal product, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the Company’s expenses are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and would impact the Company’s net earnings. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the six months ended June 30, 2003, then revenue would have increased (decreased) by approximately 1.0% or $25,100, costs and expenses would have increased (decreased) by approximately 0.1% or $4,900 and loss from operations and net loss would have decreased (increased) by $20,200. The Company does not hedge foreign currency transactions nor funds denominated in U.S. dollars.

The Company’s operating results are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Company’s annual audited consolidated financial statements.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at June 30, 2003 and December 31, 2002. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the Company’s financial condition and results of operations.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware.  For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort.  The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized rateably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

The revenue recognition policies and related estimates, such as the determination of the percentage stage of completion and percentage imputed for the initial maintenance period, may have a material effect on the Company’s financial condition and results of operations.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, actual claims may have a material adverse effect on the Company’s financial condition and results of operations.

Stock-based compensation

The Company adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. As a result, there is no compensatory charge for these items, which would otherwise adversely affect the Company’s financial condition and results of operations.

In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.

Operating Results

Revenue for the three months ended June 30, 2003 was $1,438,808 compared to $2,058,698 for the second quarter of 2002. The weak world economy and semiconductor industry for the past two years have reduced capital spending and have lengthened Triant’s sales cycle in some cases. For example, a new order for $0.8 million that Triant had anticipated for the second quarter was received subsequent to quarter-end. The Company believes the demand for APC (Advanced Process Control) products and services will continue to increase on a year-over-year basis as customers realize their benefits. During the second quarter of 2003, the Company continued to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through the Company’s distribution channels in Asia and directly in Europe and the United States. The Company received $1.8 million in new orders during the second quarter of 2003 compared to $4.1 million for the second quarter of 2002. The Company ended the second quarter of 2003 with deferred revenue and backlog totalling $0.8 million compared to $2.6 million at the end of the second quarter of 2002.

Cost of revenue for the three months ended June 30, 2003 was $328,870 compared to $593,397 for the second quarter of 2002. Gross margin and gross margin percentage for the second quarter of 2003 were $1,109,938 and 77%, respectively, compared to $1,465,301 and 71%, respectively, compared to the second quarter of 2002. The increase in gross margin percentage was attributable to the combined effect of changes in the distribution channel mix and the product mix.

Operating expenses for the three months ended June 30, 2003 were $1,748,550 compared to $2,253,907 for the second quarter of 2002. The 22% decrease in operating expenses was attributable to significantly lower research and development expenses, partially offset by higher selling, general and administrative expenses.

Research and development expenses for the three months ended June 30, 2003 were $910,183 compared to $1,444,763 for the second quarter of 2002. The 37% decrease in research and development expenses reflected the Company’s decision during 2002 to transition away from using outsourced software development to building an in-house, world-class research and development team. Development work in the second quarter of 2003 focused primarily on increasing the ease-of-use and maintainability of ModelWare and related products for deployment in a fab-wide environment. The Company also developed a new product, the SP-100TM, which was officially announced by the Company subsequent to the end of the second quarter. The SP-100 collects data from SECS as well as HSMS tools and merges this data with sensor data collected directly from the tool. The SP-100 is an enabling product for those fabs that do not already have a data collection system in place. Research and development expenses represented the largest expense category for the Company for the second quarters of 2003 and 2002 as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations.  With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended June 30, 2003 were $838,367 compared to $809,144 for the second quarter of 2002. The 4% increase in selling, general and administrative expenses included the impact of increasing sales activities. Selling, general and administrative expenses represented the second largest expense category for the second quarters of 2003 and 2002 as the Company continued to invest in core sales and market development activities necessary to further strengthen key account relationships and to achieve its goal of providing customers with “best-of-breed” solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Loss from operations for the three months ended June 30, 2003 was $638,612 compared to $788,606 for the second quarter of 2002. The decrease in loss from operations was due to the significantly lower research and development expenses due to the change in strategy during 2002 away from outsourcing a significant portion of development activities.

Net loss for the three months ended June 30, 2003 was  $749,335 compared to $1,042,995 for the second quarter of 2002. This reflected the effect of foreign exchange losses of $164,075 on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the second quarter of 2003 compared to foreign exchange losses of $310,127 during the second quarter of 2002.

Loss per share for the three months ended June 30, 2003 was $0.02 compared to $0.03 for the second quarter of 2002. The decrease in loss per share resulted from a combination of decreased net loss and decreased weighted average number of shares outstanding.

The Company estimates its break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of the Company’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

Canadian GAAP conforms in all material respects with U.S. GAAP for each of the three months ended June 30, 2003 and 2002, respectively.

Revenue for the six months ended June 30, 2003 was $2,508,176 compared to $3,428,887 for the six months ended June 30, 2002. This revenue was substantially attributable to ModelWare, as the Company continued to focus on fab-wide license opportunities for its principal product.  During the six months ended June 30, 2003, the Company received $2.3 million in new orders for the six months ended June 30, 2003 compared to $5.1 million for the six months ended June 30, 2002.

Cost of revenue for the six months ended June 30, 2003 was $627,348 compared to $884,465 for the six months ended June 30, 2002. Gross margin and gross margin percentage for the six months ended June 30, 2003 were $1,880,828 and 75%, respectively, compared to $2,544,422 and 74%, respectively, for the six months ended June 30, 2002. The increase in gross margin percentage was attributable to the distribution channel mix and the product mix.

Operating expenses for the six months ended June 30, 2003 were $3,619,453 compared to $4,589,316 for the six months ended June 30, 2002. The 21% decrease in operating expenses was attributable to significantly lower research and development expenses, partially offset by higher selling, general and administrative expenses.

Research and development expenses for the six months ended June 30, 2003 were $1,906,339 compared to $3,008,118 for the six months ended June 30, 2002 and represented the largest expense category for the Company for each of these respective six months. The 37% decrease in research and development expenses was attributable to the reduction in outsourced software development services.

Selling, general and administrative expenses for the six months ended June 30, 2003 were $1,713,114 compared to $1,581,198 for the six months ended June 30, 2002 and represented the second largest expense category for the Company for each of these respective six months. The 8% increase in selling, general and administrative expenses was attributable to the continued investment in market development activities to deepen the penetration of ModelWare in the semiconductor industry and to develop the opportunities for the Company’s core technology in other industries.

Loss from operations for the six months ended June 30, 2003 was $1,738,625 compared to a loss from operations of $2,044,894 for the six months ended June 30, 2002. The decrease in loss from operations was due to the significantly lower research and development expenses resulting from the change in strategy during 2002 away from outsourcing a significant portion of development activities.

Net loss for the six months ended June 30, 2003 was $2,407,218 compared to $2,189,554 for the six months ended June 30, 2002. This reflected the effect of foreign exchange losses of $757,161 on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first six months of 2003 compared to foreign exchange losses of $312,897 during the first six months of 2002.

Loss per share for the six months ended June 30, 2003 was $0.06 compared to $0.05 for the six months ended June 30, 2002. The increase in loss per share resulted from a combination of increase net loss and decreased weighted average number of shares outstanding.

In order to conform Canadian GAAP to U.S. GAAP, loss from operations and net loss would be increased by $Nil and $6,475 for each of the six months ended June 30, 2003 and 2002, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under U.S. GAAP would have been $1,738,625 and $2,051,369 for each of the six months ended June 30, 2003 and 2002, respectively, and net loss under U.S. GAAP would have been $2,407,218 and $2,196,029 for each of the six months ended June 30, 2003 and 2002, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.06 and $0.05 for each of the six months ended June 30, 2003 and 2002, respectively. Significant variations from U.S. GAAP are disclosed in Note 7 to the Company’s interim unaudited consolidated financial statements and Note 11 to the Company’s annual consolidated financial statements. Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The adoption of this statement does not have a material impact on the Company’s financial statements.

Liquidity and Capital Resources

At June 30, 2003, cash, cash equivalents and short-term investments were $8,540,931 compared to $12,442,039 at December 31, 2002; working capital was $8,589,886 compared to $11,017,628 at December 31, 2002; assets were $10,906,388 compared to $14,312,793 at December 31, 2002; and shareholders’ equity was $9,127,621 compared to $11,534,839 at December 31, 2002.

At June 30, 2003, 2% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 42% as at June 30, 2002. Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the Company’s net earnings. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the six months ended June 30, 2003, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $1,772. The Company does not hedge funds denominated in U.S. dollars.

During the three months ended June 30, 2003, the Company had a net inflow of cash and cash equivalents of $244,339 compared to a net outflow of $2,362,069 for the second quarter of 2002. During the second quarter of 2003, cash and cash equivalents were used in operating activities (outflow of $1,515,614) and used in investing activities for capital assets (outflow of $32,707). During the second quarter of 2002, cash and cash equivalents were used in operating activities (outflow of $251,583), resulted from financing activities for issuances of common shares (inflow of $13,750), and used in investing activities for capital assets (outflow of $76,177).

Also during the three months ended June 30, 2002, the purchase of 179,500 of the Company’s shares under a Normal Course Issuer Bid at an average price of $0.78 per share and a total cost of $140,059 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. Subsequently, these shares were cancelled on July 15, 2002.

During the six months ended June 30, 2003, the Company had a net outflow of cash and cash equivalents and short-term investments of $1,982,131 compared to a net outflow of $1,748,440 for the six months ended June 30, 2002. During the six months ended June 30, 2003, cash was used in operating activities (outflow of $3,673,637) and used in investing activities for capital assets (outflow of $101,154). During the six months ended June 30, 2002, cash was used in operating activities (outflow of $1,675,883), resulted from financing activities for issuances of common shares (inflow of $13,750) and used in investing activities for capital assets (outflow of $96,798).

Also during the six months ended June 30, 2002, the purchase of 189,500 of the Company’s shares under a Normal Course Issuer Bid at an average price of $0.77 per share and a total cost of $146,509 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. Subsequently, these shares were cancelled on July 15, 2002.

Effective February 21, 2003, the Company adopted a shareholder rights plan, which has received regulatory approval and which was ratified by the shareholders of the Company at the annual general meeting held on June 19, 2003. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. The shareholder rights plan is in effect for five years with two five-year renewal options subject to shareholder approval.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At June 30, 2003, the aggregate minimum future payments under operating leases for the years ending December 31, 2003 to 2007 are $155,736, $326,770, $227,631, $155,403, and $38,851, respectively.

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers “best-of-breed” solutions. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to the tough manufacturing problems of customers, and do so with an attractive return on investment and low cost of ownership. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it must continue to invest in research and development and market development activities to position the Company for future growth.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

(Signed) Mark Stephens

Mark Stephens

Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	June 30, 2003	December 31, 2002
Assets

Current
Cash and cash equivalents	$ 8,540,931	$ 10,523,062
Short-term investments	-	1,918,977
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
June 30, 2003 and December 31, 2002 - $Nil)	1,530,624	1,209,722
Other	17,830	6,511
Prepaid expenses and deposits	114,268	137,310
Inventory	165,000	-
Total current assets	10,368,653	13,795,582
Capital assets, net	537,735	517,211
Total assets	$ 10,906,388	$ 14,312,793

Liabilities

Current
Accounts payable	$ 155,490	$ 187,449
Accrued liabilities	1,332,265	1,717,069
Deferred revenue	291,012	873,436
Total current liabilities	1,778,767	2,777,954

Commitments (Note 5)

Shareholders’ equity

Capital stock (Note 3)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: June 30, 2003 and December 31, 2002 – 41,402,675	36,208,578	36,208,578
Deficit	(27,080,957)	(24,673,739)
Total shareholders’ equity	9,127,621	11,534,839
Total liabilities and shareholders’ equity	$ 10,906,388	$ 14,312,793

Approved by the Board of Directors:

(Signed) Robert Heath___________

(Signed) David L. Baird__________

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

	Three month period ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Revenue
Licenses and products	$ 1,368,972	$ 2,054,150	$ 2,218,759	3,380,711
Services and maintenance	69,836	4,548	289,417	48,176
	1,438,808	2,058,698	2,508,176	3,428,887
Cost of revenue	328,870	593,397	627,348	884,465
Gross margin	1,109,938	1,465,301	1,880,828	2,544,422

Operating expenses
Research and development	910,183	1,444,763	1,906,339	3,008,118
Selling, general and administrative	838,367	809,144	1,713,114	1,581,198
	1,748,550	2,253,907	3,619,453	4,589,316
Loss from operations	(638,612)	(788,606)	(1,738,625)	(2,044,894)
Interest and other income	53,352	55,738	88,568	168,237
Foreign exchange loss	(164,075)	(310,127)	(757,161)	(312,897)
Net loss for the period	$ (749,335)	$ (1,042,995)	$ (2,407,218)	$ (2,189,554)

Loss per common share	$ (0.02)	$ (0.03)	$ (0.06)	$ (0.05)

Weighted average number of
common shares outstanding	41,402,675	41,568,000	41,402,675	41,567,589

See accompanying Notes to Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Common Shares		Treasury Stock
	Shares	Amount	Shares	Amount	Deficit	Total

Balance at December 31, 2001	41,567,175	$ 36,341,337	-	-	(20,342,502)	15,998,835
Issued for cash
Share Incentive Plan, options	25,000	13,750	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-
Net loss for the year	-	-	-	-	(4,331,237)	(4,331,237)
Balance at December 31, 2002	41,402,675	36,208,578	-	-	(24,673,739)	11,534,839
Net loss for the period	-	-	-	-	(2,407,218)	(2,407,218)
Balance at June 30, 2003	41,402,675	$ 36,208,578	-	$ -	$(27,080,957)	$ 9,127,621

See accompanying Notes to Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Three month period ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Operating activities
Net loss for the period	$ (749,335)	$ (1,042,995)	$ (2,407,218)	$ (2,189,554)
Items not affecting cash
Accrued interest on short-term investments	(157)	-	(7,195)	(1,900)
Amortization	41,512	34,819	80,630	71,435
Foreign exchange loss on short-term investment	-	85,560	133,512	85,560
Changes in operating assets and liabilities (Note 4)	(807,634)	671,033	(1,473,366)	358,576
Net cash used in operating activities	(1,515,614)	(251,583)	(3,673,637)	(1,675,883)

Financing activity
Common shares issued for cash, net of issue costs	-	13,750	-	13,750
Acquisition of treasury stock	-	(140,059)	-	(146,509)
Net cash used in financing activity	-	(126,309)	-	(132,759)

Investing activities
Acquisition of short-term investments	-	(1,908,000)	-	(1,908,000)
Proceeds from disposition of short-term investments	1,792,660	-	1,792,660	2,065,000
Acquisition of capital assets	(32,707)	(76,177	(101,154)	(96,798)
Net cash provided by investing activities	1,759,953	(1,984,177)	1,691,506	60,202
Net cash (outflow) inflow	244,339	(2,362,069)	(1,982,131)	(1,748,440)
Cash and cash equivalents, beginning of period	8,296,592	15,350,599	10,523,062	14,736,970
Cash and cash equivalents, end of period	$ 8,540,931	$ 12,988,530	$ 8,540,931	$ 12,988,530

Cash and cash equivalents are comprised of:
Cash	$ 8,486,987	$ 6,644,495	$ 8,486,987	$ 6,644,495
Cash equivalents	53,944	6,344,035	53,944	6,344,035
	$ 8,540,931	$ 12,988,530	$ 8,540,931	$ 12,988,530

See accompanying Notes to Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at June 30, 2003, and for all periods presented, have been included.

The unaudited consolidated balance sheet, statements of operations and shareholder’s equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2002.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report for the fiscal year ended December 31, 2002.

2.

INVENTORY

As at June 30, 2003, hardware inventory of finished goods of $165,000 (June 30, 2002 - $Nil) is valued at the lower of cost and estimated net realizable value; and hardware inventory of work-in-progress of $Nil (June 30, 2002 - $Nil) is valued on a percentage of completion basis based on cost.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured.  Where the Company enters into consulting contracts which include the delivery and integration of hardware, revenue is recognized on a percentage of completion basis.

3.

CAPITAL STOCK

The Company discloses stock-based awards to employees and directors.

Had compensation expense for the Company’s stock-based employee compensation plans been determined under the fair value based method of accounting for awards, pro forma net loss would have amounted to $894,888 (June 30, 2002 - $1,184,151) and pro forma loss per share would have been $0.02 (June 30, 2002 - $0.03) for the three months ended June 30, 2003.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended June 30, 2003:  dividend yield of 0% (June 30, 2002 - 0%), average expected volatility of 62% (June 30, 2002 - 90%), average risk-free interest rate of 3.37% (June 30, 2002 - 4.6%), and expected lives of 3 years (June 30, 2002 - 3 years).  The weighted average fair value of options granted in the three months ended June 30, 2003 amounted to $0.15 (June 30, 2002 - $0.52).

As at June 30, 2003, there were 4,882,750 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 6 days to 5.0 years.

As at July 17, 2003, there were 41,402,675 common shares issued and outstanding and 4,782,750 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 0.1 to 5.0 years.

4.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	203	2002

Accounts receivable
Trade	$ (944,815)	$ (78,228)	$ (320,902)	$ (268,992)
Other	21,744	(44,465)	(11,319)	(42,744)
Prepaid expenses and deposits	22,484	(19,575)	23,042	(36,292)
Inventory	15,600	-	(165,000)	-
Accounts payable	(76,232)	130,734	(31,959)	187,245
Accrued liabilities	61,903	87,157	(384,804)	(127,686)
Deferred revenue	91,682	595,410	(582,424)	647,045
	$ (807,634)	$ 671,033	$ (1,473,366)	$ 358,576

5.

COMMITEMENTS

At June 30, 2003, aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2003	$ 155,736
2004	326,770
2005	227,631
2006	155,403
2007	38,851

6.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Revenue
Asia	$ 739,948	$ 486,939	$ 1,791,620	$ 1,771,072
Europe	638,253	81,056	638,476	627,558
United States	60,607	802,194	78,080	281,438
	$ 1,438,808	$ 1,370,189	$ 2,508,176	$ 2,680,068

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of capital assets, substantially all of which are located in Canada.

7.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

Net loss under
Canadian GAAP	$ (749,335)	$ (1,042,995)	$ (2,407,218)	$ (2,189,554)
Consulting expense (a)	-	-	-	(6,475)
Net loss under
U.S. GAAP	$ (749,335)	$ (1,042,995)	$ (2,407,218)	$ (2,196,029)

Basic and diluted loss	$ (0.02)	$ (0.03)	$ (0.06)	$ (0.05)
per share under Canadian GAAP

Basic and diluted loss
per share under U.S. GAAP	$ (0.02)	$ (0.03)	$ (0.06)	$ (0.05)

Weighted average number of common shares
outstanding under Canadian and U.S. GAAP	41,402,675	41,568,000	41,402,675	41,567,589

(a)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the three months ended June 30, 2003 of $Nil (2002 - $6,475). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and Other Stock-based Payments, of the Canadian Institute of Chartered Accountants Handbook.

(b)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(c)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all periods presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(d)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantively enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(e)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all periods presented, there is no effect on the Company’s financial position or results of operations.

(f)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

TRIANT TECHNOLOGIES INC.

Corporate Directory

Other Information

March 31, 2003

B O A R D  O F  D I R E C T O R S

All dollar amounts in this Interim Report are in

Canadian dollars and in accordance with Canadian

Robert Heath

generally accepted accounting principles unless

Chairman and Chief Executive Officer

stated otherwise.

Paul O'Sullivan

This Interim Report contains forward-looking statements

President and Chief Operating Officer

that are subject to various risks and uncertainties.  The

Company’s actual results could differ materially from those

David Baird (1) (2)

anticipated in such forward-looking statements as a result

of numerous factors that may be beyond the Company’s

Brian Harrison (1) (2)

control.  Forward-looking statements are based on the

expectations and opinions of the Company’s management

Frank Judge (2) (3)

on the date the statements are made.

Brian Piccioni (1) (2)

Richard Deininger (1)

T R A D E M A R K S

(1) Member of Audit Committee

Triant and ModelWare are registered trademarks of Triant

(2) Member of Corporate Governance Committee

Technologies. Inc.

(3) Lead Director

UPM and C-RAS are trademarks of Triant Technologies

Inc.

O F F I C E R S

Robert Heath

Chairman and Chief Executive Officer

Paul O'Sullivan

President and Chief Operating Officer

Mark Stephens

Chief Financial Officer and Corporate Secretary

Francis St-Pierre

Vice President, Worldwide Sales & Marketing

A U D I T O R S

Deloitte & Touche LLP

Vancouver, Canada

B A N K E R S

Bank of Montreal

Vancouver, Canada

S O L I C I TO R S

Koffman Kalef

Vancouver, Canada

R E G I S T R A R  A N D  T R A N S F E R  A G E N T

Computershare Investor Services Inc.

Vancouver, Canada

R E G I S T E R E D  A N D  R E C O R D S  O F F I C E

19th Floor, 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3H4

S H A R E  L I S T I N G S

Toronto Stock Exchange (TSX), Symbol: TNT

OTC Bulletin Board (OTCBB), Symbol: TNTTF

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

TRIANT TECHNOLOGIES INC.

(Signed) Mark Stephens___________________

Chief Financial Officer and Corporate Secretary

Date:  July 30, 2003